SECURITIES AND EXCHANGE COMMISION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

December 1, 2005

SCITEX CORPORATION LTD.
(Translation of registrant’s name into English)

3 Azrieli Center
Triangular Tower
Tel Aviv, 67023
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto and incorporated herein are the following items mailed to the Registrant’s shareholders:

(1)	Registrant’s Notice of 2005 Annual General Meeting and Proxy Statement dated December 1, 2005, in connection with the Registrant’s 2005 Annual General Meeting of shareholders to be held on December 29, 2005

(2)	Proxy Card in connection with the Registrant’s 2005 Annual General Meeting of shareholders to be held on December 29, 2005

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCITEX CORPORATION LTD. BY: /S/ Yahel Shachar —————————————— Yahel Shachar Chief Financial Officer

December 1, 2005

SCITEX CORPORATION LTD.

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2005

Tel Aviv, Israel
December 1, 2005

To the Shareholders of Scitex Corporation Ltd. (“we”, “Scitex” or the “Company”):

        NOTICE IS HEREBY GIVEN that the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Scitex will be held in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on Thursday, December 29, 2005 at 12:00 noon (Israel time).

        The agenda of the meeting will be as follows:

(1) to elect an Outside Director;

(2) to elect eight other directors to our board of directors;

(3) to approve an amendment to our Memorandum and Articles of Association changing the name of the Company;

(4) to approve an amendment to Article 70 of our Articles of Association, relating to indemnification of directors and other office holders, as specified in the Proxy Statement;

(5) subject to approval of Proposal 4, to approve revised terms of indemnification of our directors and other office holders;

(6) to approve a special bonus of $168,600 to our Chief Executive Officer;

    (7)        to   approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

(8) to discuss the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2004.

        Shareholders of record at the close of business on November 28, 2005 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided, so as to be received not later than twenty-four (24) hours before the meeting. No postage is required if mailed in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person.

        Joint holders of shares should take note that, pursuant to Article 32(d) of our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in our register of shareholders.

By order of the Board of Directors, AMI EREL Chairman of the Board of Directors

RAANAN COHEN Interim President & Chief Executive Officer

SCITEX CORPORATION LTD.
3 Azrieli Center, Triangular Tower, 43rd Floor
67023 Tel Aviv, Israel

PROXY STATEMENT

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the 2005 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2005 Annual General Meeting of Shareholders. The meeting will be held on Thursday, December 29, 2005 at 12:00 noon (Israel time) in the conference rooms of the IDB Group at 3 Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel.

Purpose of the 2005 Annual General Meeting

        It is proposed that at the meeting resolutions be adopted: (1) to elect an Outside Director; (2) to elect eight other directors to our board of directors; (3) to approve an amendment to our Memorandum and Articles of Association changing the name of the Company; (4) to approve an amendment to Article 70 of our Articles of Association, relating to indemnification of directors and other office holders, as specified below; (5) subject to approval of Proposal 4, to approve revised terms of indemnification of our directors and other officer holders; (6) to approve a special bonus of $168,600 to our Chief Executive Officer; and (7) to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        In addition, the Auditors’ Report and our audited Consolidated Financial Statements for the year ended December 31, 2004 will be discussed at the meeting.

Voting and Proxies

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.12 per share. Only holders of record of our ordinary shares at the close of business on November 28, 2005 (or where such day is not a business day, the business day immediately prior thereto), are entitled to vote at the Annual General Meeting. A form of proxy for use at the meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time prior to the commencement of the meeting by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by attending and voting in person at the meeting. Ordinary shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by us at least twenty-four (24) hours prior to the meeting, will be voted as indicated in the form, or if no preference is noted, will be voted in favor of all the matters to be presented to the meeting, as described above.

        Proxies for use at the meeting are being solicited by our board of directors and are being mailed to shareholders on or about December 1, 2005. Proxies will be solicited chiefly by mail; however, certain of our officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, facsimile or other personal contact. We will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our ordinary shares.

        We had outstanding on November 28, 2005, 38,066,363** Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998. ordinary shares, each of which is entitled to one vote upon each of the matters to be presented at the meeting. The holders of 33 (1)/3% of our outstanding ordinary shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. On all matters considered at the meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present. If, within half an hour from the time fixed for the commencement of the meeting, a quorum is not present, the meeting shall stand adjourned to Thursday, January 3, 2006, at the same time and place.

OWNERSHIP OF SCITEX SHARES

        The following table sets forth certain information as of November 28, 2005 (unless otherwise indicated below) concerning (i) the persons or entities known to us to beneficially own more than 5% of our outstanding ordinary shares (including shareholders known to us to be affiliated with such persons or entities) and (ii) the number of our ordinary shares beneficially owned by our directors and members of our senior management as a group:

	Ordinary Shares Beneficially Owned(1)
Name and Address	Number of Shares		Percent

Clal Electronics Industries Ltd. ("CEI"), a wholly owned
subsidiary of Clal Industries and Investments Ltd. ("Clal") (2)
3 Azrieli Center, Triangular Tower, 45th Floor 67023 Tel Aviv, Israel	18,702,255	(3)	49.13	%(3)

Discount Investment Corporation Ltd. ("Discount")
3 Azrieli Center, Triangular Tower, 44thFloor
67023 Tel Aviv, Israel	18,702,255	(3)	49.13	%(3)

Suny Electronics Ltd. ("Suny") and affiliates (4)
46 Ben Zion Galis Street, 49277 Petach Tikva, Israel	5,098,426		13.39%

Mivtach Shamir Holdings Ltd. (5)
4 Koyfman Street, 68012 Tel Aviv, Israel	2,090,200		5.49%

Clal Finance Batucha Management Ltd. ("Clal Batucha") (6)
48 Menachem Begin Road, 66184 Tel Aviv, Israel	14,628		Less than 1%

All our directors and members of our senior management
as a group (consisting of 11 persons)	80,000	(7)	Less than 1%

(1)	Percentages in this table are based on the number of outstanding ordinary shares carrying voting rights as of November 28, 2005 (namely, 38,066,363 shares). The number of shares owned by any shareholder or group named above includes the shares underlying options held by such person(s) that are exercisable within 60 days of November 28, 2005.

(2)	Clal may be deemed to share with CEI, an Israeli company, the power to vote and dispose of the Scitex shares held by CEI.

(3)	Consists of 9,409,532 ordinary shares owned by CEI and 9,292,723 ordinary shares owned by Discount, representing approximately 24.72% and 24.41% of our outstanding shares, respectively. Of the 9,292,723 ordinary shares owned by Discount, 4,536,736 shares are held through DIC Loans Ltd., an Israeli company wholly owned by Discount. Each of Clal and Discount may be deemed to share with the other the power to vote the Scitex shares held by the other by virtue of the 1980 Voting Agreement between them, as described below.

(4)	Based upon a Schedule 13D/A filed by Suny and its affiliates with the SEC on September 28, 2005. Consists of 4,720,935 Scitex shares held directly by Suny, 305,893 Scitex shares held directly by Tao Tsuot Ltd., or Tao, 54,825 Scitex shares held directly by Ben Dov Holdings Ltd and 16,773 Scitex shares directly by Mr. Ilan Ben Dov. Ben Dov Holdings Ltd., a company 100% owned by Mr. Ben Dov, holds 65.81% of the shares of Suny. Mr. Ben Dov holds 84.73% of the shares of Tao. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 5,098,426 Scitex shares held by himself, Tao, Suny and Ben Dov Holdings Ltd.

* Does not include 5,401,025 ordinary shares which are deemed issued but considered treasury shares, of which (i) 4,952,050 ordinary shares were purchased by us in June 2004 in a self tender offer, and (ii) 448,975 ordinary shares were purchased on our behalf under an approved share repurchase program established in 1998.

(5)	Based upon a Schedule 13G filed by Mivtach Shamir and Meir Shamir with the SEC on March 10, 2005. The 2,092,200 shares are held by M. Sh. N. S. Ltd., a wholly owned subsidiary of Mivtach Shamir Holdings Ltd. Mr. Shamir, Chairman of Mivtach Shamir and owner of 39.95% of its shares, has entered into a shareholders agreement with Ashtrun Industries Ltd., which owns 16.97% of Mivtach Shamir’s shares, and may be deemed to beneficially own the 2,092,200 Scitex shares held by Mivtach Shamir.

(6)	Based upon the latest report received by Scitex. Clal Batucha is a majority owned subsidiary of IDB Development Corporation Ltd.

(7)	Comprises 80,000 stock options exercisable into ordinary shares within 60 days of November 28, 2005.

        Clal and Discount are both controlled by IDB Development Corporation Ltd. (“IDBD”), which in turn is controlled by IDB Holding Corporation Ltd. (“IDBH”). IDBH, IDBD, Discount and Clal are all Israeli corporations and their respective shares are listed on The Tel Aviv Stock Exchange.

        Based upon reports received by us, as of November 28, 2005, IDBH is controlled by a group comprised of: (i) Ganden Investment I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner (who is also the chairman of IDBH, IDBD, Clal and Discount) and his sister Shelly Bergman (who is also a director of IDBH, IDBD, Clal and Discount), which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments – IDB Ltd. (“Manor”), a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD, Clal and Discount), which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and executive vice president of IDBH, deputy chairman of IDBD, co-chief executive officer of Clal and a director of Discount, and another son, Shay Livnat, is one of our directors and a director of IDBD and Clal), which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.70% of the equity and voting power of IDBH, entered into a shareholders agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023. In addition, there are the following holdings, as of November 28, 2005, which are not subject to the said shareholders agreement: (a) Ganden Holdings Ltd., the parent company of Ganden, holds 7.07% of the equity of and voting power in IDBH; (b) Ganden holds a further 6.59% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, holds 0.03% of the equity of and voting power in IDBH; (d) Avraham Livnat Ltd., the parent company of Livnat, holds 0.04% of the equity of and voting power in IDBH; and (e) Mrs. Bergman owns, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH and 0.14% of the equity and voting power of IDBD.

        Based on the foregoing, IDBH and IDBD (by reason of their control of Clal and Discount), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (by reason of their control of Ganden, Manor and Livnat, respectively) may be deemed to share with CEI and Discount the power to vote and dispose of Scitex shares beneficially owned by such companies (including Discount’s wholly owned subsidiary) amounting, in the aggregate, as of November 28, 2005, to 49.13% of such shares.

        1980 Voting Agreement

        On December 1, 1980, Clal (whose holdings of our shares are held by CEI), Discount and PEC Israel Economic Corporation (now a wholly owned subsidiary of Discount, but not currently holding any of our shares) entered into a Voting Agreement. Under this agreement, they agreed to vote their Scitex shares in concert with respect to the election of our directors and with respect to any ordinary resolution submitted to our shareholders. The agreement also grants rights of first refusal if one of the parties wishes to sell its Scitex shares to a third party. The agreement was for an initial term of ten years, subject to renewal for additional periods of ten years each unless and until prior notice is given by one party of its intention not to renew. The agreement was automatically renewed and is currently in effect until November 30, 2010.

PROPOSALS FOR THE 2005 ANNUAL GENERAL MEETING

ITEM 1 – ELECTION OF AN OUTSIDE DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public are required by Israel’s Companies Law, 5759 – 1999 (the “Companies Law”) to appoint at least two “Outside Directors”. To qualify as an Outside Director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an Outside Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an Outside Director. For a period of two years from termination from office, a former Outside Director may not serve as a director or employee of the company or provide professional services to the company for consideration.

        An Outside Director must be elected by the shareholders. The term of an Outside Director is three years and may be extended for an additional three years. Other directors are elected annually. All of the Outside Directors of a company must be members of its Audit Committee and each other committee of the board of directors empowered with powers of the board of directors is required to include at least one Outside Director.

        The term of office of Ms. Ariella Zochovitzky, who was elected as an Outside Director of Scitex on December 29, 2002, expires on December 28, 2005, and she has notified the Company that she does not wish to stand for a second term. Pursuant to the recommendation of the Nominating Committee of our Board of Directors, which was formed in March 2005 to assist the Board in identifying individuals qualified to become Board members, shareholders will be asked at the meeting to elect Mr. Yoav Biran as an Outside Director for a term of three years from the date of the meeting. The members of the Nominating Committee are Ami Erel, Avi Fischer and Gerald Dogon, all of whom are independent within the meaning of applicable Nasdaq rules. The Company has received a declaration from Mr. Biran confirming his qualifications under the Companies Law to be elected an Outside Director of the Company. Mr. Gerald Dogon was elected as the other Outside Director of Scitex on December 31, 2003 and continues to serve the Company as an Outside Director.

        A brief biography of the nominee is set forth below:

        Yoav Biran (66) was Director General of the Israel Ministry of Foreign Affairs from 2002 until 2004. Prior thereto, from 1998 to 2002, he served as Senior Deputy Director General of the Ministry of Foreign Affairs with special responsibility for the Middle East and the coordination of the peace process and, from 1999 to 2001, he also acted as a Deputy National Security Advisor (Foreign Policy) in the Israel Prime Minister’s Office. From 1988 to 1993, Mr. Biran was Israel’s Ambassador to the United Kingdom. He joined the Israel Ministry of Foreign Affairs in 1963 and served in a number of increasingly senior positions, both in Israel and abroad, until his appointment as Ambassador in 1988. He holds bachelors degrees in International Relations and History and studied for a masters degree in International Relations from the Hebrew University of Jerusalem, Israel.

        As at November 28, 2005, Mr. Biran did not beneficially own any Scitex shares. Our board of directors has determined that Mr. Biran is independent within the meaning of applicable Nasdaq rules. If elected, Mr. Biran will receive compensation for his service as a director as described in Item 2 below under “Remuneration of Directors and Senior Management.”

        Proposal 1

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that Yoav Biran be elected as an Outside Director of the Company for a three-year term, commencing December 29, 2005, as described in the Proxy Statement for Scitex’s 2005 Annual General Meeting.”

        Approval of the above resolution will require the affirmative vote of a majority of the ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least one-third of the shares voted by shareholders who are not controlling shareholders as defined in the Companies Law (“Controlling Shareholders”), or (ii) the total number of shares voted against the resolution by shareholders who are not Controlling Shareholders does not exceed one percent of our outstanding shares. For purposes of this resolution, the shares held by Clal and Discount (including their subsidiaries) are, and the shares held by Clal Batucha may be, deemed to be held by Controlling Shareholders.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 2 – ELECTION OF EIGHT DIRECTORS

        We currently have a board of ten directors, including two Outside Directors (see Item 1 above). Those directors who are not Outside Directors are elected annually.

        Pursuant to the recommendations of the Nominating Committee, we are presenting eight nominees for election as directors at the Annual General Meeting, all such nominees being current members of our board of directors. Each elected nominee will hold office until the next annual general meeting, unless his or her office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        Following the election of the directors nominated at the Annual General Meeting, our board will continue to comprise a total of ten directors. The maximum number of our directors as last fixed by a decision of our shareholders is eleven. It is therefore intended that one vacancy will exist on our board of directors immediately following the Annual General Meeting. Under our Articles of Association, our board of directors will be entitled to fill, until the next election of directors, the vacancy existing on the board following the meeting and any other vacancies that should subsequently occur (other than in respect of Outside Directors).

        We are not aware of any reason why any of the nominees, if elected, would be unable or unwilling to serve as a director. We do not have any understanding or agreement with respect to the future election of any of the nominees named.

        The nominees, their present principal occupation or employment and the year in which each first became a director are set forth below. As of November 28, 2005, none of the nominees beneficially owned any Scitex shares.

Name	Principal Occupation or Employment	Age	Director Since

Ami Erel [a,b,c,d]	Chairman of our board of directors; President and	58	2003	[e]
	Chief Executive Officer, Discount Investment
	Corporation Ltd.

Raanan Cohen [b,f,g]	Our Interim President and Chief Executive Officer;	38	2001
	Vice President, Discount Investment Corporation Ltd.

Shimon Alon [a]	Chairman, Attunity Ltd.	55	2003

Avraham Asheri [a,f,h,j]	Economics Advisor; Director of Companies	67	2000

Avraham Fischer [a,c,d,k]	Deputy Chairman, IDB Holding Corporation Ltd.;	49	2003
	Co-Chief Executive Officer, Clal Industries and
	Investments Ltd.

Shay Livnat [a,k,m]	Chief Executive Officer, Zoe Holdings Ltd.	47	2003

Ophira Rosolio-Aharonson [a,f,j]	Director of Companies	56	2000

Nachum Shamir	President of Transaction and Industrial Solutions,	51	2004
	Eastman Kodak; President & Chief Executive Officer
	of Kodak Versamark, Inc.

[a]	Designated as an "independent director" in accordance with Nasdaq Marketplace Rules.

[b]	Nomination proposed by Discount and its wholly owned subsidiary. The nominee disclaims beneficial ownership of the Scitex shares held by Discount and its subsidiary.

[c]	Member of the remuneration committee of the board of directors (which also includes the Outside Director, Gerald Dogon).

[d]	Member of the nominating committee of the board of directors (which also includes the Outside Director, Gerald Dogon).

[e]	Mr. Erel also served as a director of Scitex from January 2000 to December 2001.

[f]	Member of the financial investments committee of the board of directors (which also includes the Outside Director, Gerald Dogon).

[g]	Mr. Cohen is the son of Mr. Eliahu Cohen, a member of the board of directors of Clal, Discount and IDBH, and chief executive officer and a director of IDBD. Mr. Raanan Cohen is seconded to us to serve as Interim President and Chief Executive Officer pursuant to a Services Agreement with Discount.

[h]	Initially proposed for election as a director by Discount.

[j]	Member of the audit committee of the board of directors (which also includes both Outside Directors).

[k]	Nomination proposed by Clal through its wholly owned subsidiary, CEI. The nominee disclaims beneficial ownership of the Scitex shares held by CEI.

[m]	Mr. Livnat is the son of Avraham Livnat, an affiliate of IDBH, and the brother of Zvi Livnat, executive vice-president of IDBH, Co-CEO of Clal and a director of several companies within the IDB group, including IDBH, IDBD and Discount.

        Ami Erel was appointed Chairman of our board of directors in June 2003. He has served as President and Chief Executive Officer of Discount since June 2001. From November 1999 to December 2001, he served as the Chairman and Chief Executive Officer of Elron Electronic Industries Ltd. (“Elron”). From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of “Bezeq” The Israel Telecommunications Corp. Ltd. and from 1997 to 1998, he was Chairman of the Board of Directors of PelePhone Communications Ltd. He continues to serve as Chairman of Elron and currently serves as chairman or a director of several companies in the Discount group, including, Property and Building Corporation Ltd. and Super-Sol Ltd. He holds a bachelors degree in electronic engineering from the Technion – Israel Institute of Technology, Haifa, Israel (the “Technion”).

        Raanan Cohen was appointed as Interim President and Chief Executive Officer of Scitex in January 2004. He has also served as Vice President of Discount since August 2001, having previously served as Executive Assistant to the Chief Executive Officer of Discount from 1999. Prior to joining Discount, he was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar, and from 1994 to 1995 he served as an attorney with S. Horowitz & Co., an Israeli law firm. He is a director of a number of companies in the Discount group, including Cellcom Israel Ltd. and Property & Building Corporation Ltd. Mr. Cohen holds bachelors degrees in law and in economics from Tel Aviv University and a masters degree in management from J.L. Kellogg Graduate School of Management, Northwestern University, Evanston, Illinois.

        Shimon Alon is the Chairman of the Board of Directors of Attunity Ltd. He served, until June 2003, as Chief Executive Officer of Precise Software Solutions Ltd. (“Precise”), a provider of application performance management, having held such position since September 1997, and was also President of Precise from September 1997 until December 2000. He also served as a director of Precise from December 1998. Following the acquisition of Precise by Veritas Software Corp. in June 2003, Mr. Alon served as an executive advisor to Veritas until January 2004. From October 1982 to August 1996, he worked at Scitex and its subsidiaries in various executive management, sales, marketing and customer support capacities, including Senior Executive Vice President of Scitex and President of its Graphic Art Group from November 1995 to August 1996, President and Chief Executive Officer of Scitex America Corp. from May 1995 to July 1996, and Managing Director of Scitex Europe S.A. from February 1993 to May 1995. He holds a degree from the Executive Management Program at the Harvard Business School in Cambridge, Massachusetts.

        Avraham Asheri is an economics advisor. He served as President and Chief Executive Officer of Israel Discount Bank Ltd. from 1991 until 1998, having previously held the position of Executive Vice President and a Member of the Bank’s Management Committee from 1983. Prior to joining Israel Discount Bank, during a period of 23 years, Mr. Asheri held various offices at the Ministries of Industry and Finance, including Director General of the Ministry of Industry and Trade, Managing Director of the Investment Center in Israel and Trade Commissioner of Israel to the United States. He is a member of the boards of directors of several companies, including Elron, Kardan Real Estate Ltd., Elbit Systems Ltd., Africa-Israel Investment Ltd. and Discount Mortgage Bank Ltd. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University of Jerusalem, Israel.

Avraham Fischer is an Executive Vice President of IDBH, a Deputy Chairman of IDBD and a co-Chief Executive Officer of Clal. In addition, he is a partner of Fischer, Behar, Chen & Co., an Israeli law firm. He is the co-founder and co-Chairman of Ganden Tourism and Aviation Ltd., a company holding investments in Israeli companies, operating primarily in the field of tourism and aviation, and is the co-founder and Vice-Chairman of Ganden Holdings Ltd., a company holding investments in companies operating primarily in the fields of real estate, communications and technologies. He serves as a director of Clal, Discount, American Israeli Paper Mills Ltd., Elron, Vyyo Inc. and several other companies. Mr. Fischer is a co-Chairman of “Matan – Your Way to Give”, a non-profit organization. He holds an LL.B. degree from Tel Aviv University, and is a member of the Israel Bar.

Shay Livnat is the Chief Executive Officer of Zoe Holdings Ltd., a company he founded in 1988, which is primarily engaged in investments in telecom and high-tech companies. He is a co-Chairman of UPS Israel (United Parcel Service Israel) and UTI (Isuzu GM Trucks) Ltd. and serves as a director of Taavura Holdings Ltd., IDBD, Clal and other companies in the IDB group. From 1988 to 1998, Mr. Livnat served as CEO of Tashtit Group. He holds a bachelors degree in electrical engineering from Fairleigh Dickinson University, New Jersey, USA.

        Ophira Rosolio-Aharonson is an executive director at several private and publicly traded high tech companies, a strategic business consultant, and a partner and advisor to several venture capital firms in Israel and in the United States. She was a co-founder of Seagull Technology, Inc. and served as CEO of Terra Computers, Inc. in the United States from 1992 to 1999. Prior to that, Ms. Rosolio-Aharonson served as a senior executive, holding various managerial positions at Clal Computers & Technology Ltd. She is the Co-founder and Chairperson of KeyScan Inc. and a member of the board of directors of Medilator Ltd. and OptiSign Ltd. Ms. Rosolio-Aharonson holds a bachelors degree in applied mathematics and physics and completed courses required for a masters degree in bio-medical engineering from the Technion and is a graduate of the executive business and management program of Tel Aviv University.

        Nachum “Homi” Shamir is the President of Transaction and Industrial Solutions, Eastman Kodak, which encompasses various business units, including Kodak Versamark (whose operations were previously those of Scitex Digital Printing, Inc.), for which he also serves as the President and Chief Executive Officer. He has also served as a Corporate Vice President of Eastman Kodak Company since January 2004. From June 2003 to January 2004, Mr. Shamir served as the President and Chief Executive Officer of Scitex. From January 2001 to January 2004, he served as the President and Chief Executive Officer of Scitex Digital Printing, Inc., having previously served as its Chief Operating Officer since July 2000. Prior thereto, Mr. Shamir was Managing Director and General Manager of Scitex Digital Printing (Asia Pacific) Pte Ltd., from the incorporation of this Singapore-based company in 1994. His prior position was with the Hong Kong based Scitex Asia Pacific (H.K.) Ltd. from 1993. Mr. Shamir holds a bachelors degree in science from the Hebrew University of Jerusalem and a masters degree in public administration from Harvard University.

        The shares of Scitex do not have cumulative voting rights for the election of directors, which means that (subject to certain special requirements regarding voting for the election of an Outside Director – see Item 1 above) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

        Pursuant to the 1980 Voting Agreement (see above under “Ownership of Scitex Shares”), shareholders beneficially holding an aggregate of approximately 49.13% of Scitex’s outstanding shares carrying voting rights, namely, Discount and Clal, have agreed to vote their shares for election of the above nominees for director.

        Proposal 2

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the nominees named in Item 2 of the Proxy Statement for Scitex’s 2005 Annual General Meeting be, and he or she hereby is, elected as a director of Scitex to hold office until the next annual general meeting, unless his or her office is earlier vacated under any relevant provision of the Articles of Association of Scitex or applicable law.”

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a majority of the ordinary shares present at the meeting, in person or by proxy, and voting thereon, is required to elect each of the said nominees as a director.

        The board of directors recommends a vote FOR the election of all the said nominees.

Committees of the Board of Directors

        Our Articles of Association provide that our board of directors may delegate power to one or more committees of the board, subject to the limitations and restrictions that the board may from time to time prescribe, which power of delegation is also limited by the Companies Law, which stipulates that certain powers cannot be delegated by the board of directors. Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors, including all of the Outside Directors, and may not include the Chairman of the board, a Controlling Shareholder or any relative thereof, or a director who is employed by us or who provides services to us on a regular basis. As our shares are quoted for trading on Nasdaq, we are also subject to Nasdaq and SEC rules. Nasdaq rules require that all members of our audit committee must be financially literate and at least one of whom must have accounting or related financial management expertise. Furthermore, with effect from July 31, 2005, all members of the audit committee are generally required to be independent, as defined within the meaning of the Nasdaq and SEC rules. We have also adopted an audit committee charter as required under Nasdaq rules.

        In addition to the appointment of an audit committee, the board has appointed a remuneration committee, a financial investments committee and a nominating committee. Under the Companies Law, any committee of the board empowered with powers of the board of directors is required to include at least one Outside Director.

Alternate Directors

        Our Articles of Association also provide that a director may appoint another person to serve as an alternate director. Under the Companies Law, an Outside Director may not appoint an alternate director except in very limited circumstances. To qualify as an alternate director, a person must be qualified to serve as a director but cannot be a director or the alternate director of another director. An alternate director shall have all the rights and obligations of the director who appointed him or her. An alternate director may not act for such director at any meeting at which the director who appointed him or her is present. Unless the time or scope of the appointment is limited by the appointing director, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment. Notwithstanding the foregoing, a director may serve as an alternate director on any committee of our board of directors of which he or she is not already a member. At present, there are no appointments of alternate directors.

Office Holders

        The Companies Law requires disclosure by an “office holder” to the company in the event that an office holder has a direct or indirect personal interest in transactions to which the company intends to be a party, and codifies the duty of care and fiduciary duty which an office holder owes to the Company. An office holder is defined in the Companies Law as a director, managing director, chief business manager, executive vice president, vice president, other manager directly subordinate to the managing director and any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title. The Companies Law requires that certain transactions, actions and arrangements in which an office holder has a personal interest be approved by the audit committee of the company’s board of directors and by the board of directors itself. In certain circumstances shareholder approval is also required. Subject to a certain exception set forth in the Companies Law, a director who has a personal interest in a matter that is considered for approval at a meeting of the board of directors or the audit committee may not be present nor vote on any such matter.

Remuneration of Directors and Senior Management

        The following table sets forth with respect to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated directors or members of our senior management, all cash and cash equivalent forms of remuneration paid by Scitex during the fiscal year ended December 31, 2004:

	Salaries, fees, directors' fees, commissions and bonuses	Other Benefits

All directors and members of senior management
as a group (consisting of 12 persons in 2004)	$807,787	$71,191

        In accordance with the approval of our shareholders on December 27, 2000, our Outside Directors receive annual directors’ fees and participation fees equivalent to the maximum fees that were generally permitted for each Outside Director under regulations issued pursuant to the Companies Law (which equate to approximately $10,200 per annum and a participation fee of approximately $400 per board or committee meeting), although new regulations were approved in 2003, which would, in certain circumstances, permit us to pay higher fees. Directors’ fees and participation fees of a similar amount are paid to all our other directors, other than directors who are office holders of our principal shareholders. Except as aforesaid, we did not compensate any of our other directors in 2004 (excluding compensation for directors who were also our officers).

Stock Options

        The following table sets forth, as to all our directors and members of our senior management as a group, including all persons who were at any time during the period indicated directors or members of our senior management, certain information (expressed in terms of ordinary shares of NIS 0.12 nominal value) concerning (i) options granted by Scitex between January 1, 2004 and December 31, 2004; (ii) options exercised between such dates; and (iii) unexercised options at December 31, 2004.

Granted
Number of shares	120,000
Average exercise price per share	$3.70

Exercised	None

Unexercised
Number of shares	135,000
Average exercise price per share	$4.53

ITEM 3 – CHANGE OF CORPORATE NAME

On August 11, 2005, we announced the signing of a definitive agreement for the sale to Hewlett-Packard Company of substantially all of the assets and liabilities of Scitex Vision Ltd., our principal (majority-owned) operating subsidiary. As part of the terms of the transaction, we licensed the “Scitex” trade name to Hewlett-Packard and we agreed that, following the closing of the transaction, we would, subject to our shareholders approval, change our corporate name to a name that does not include the word “Scitex”. The transaction closed on November 1, 2005. Changing our name requires an amendment to our Memorandum and Articles of Association.

In implementation of the said agreement with Hewlett-Packard, our board of directors has chosen to change our name to “Scailex Corporation Ltd.”, subject to applicable law and regulations. In the event that for regulatory or other reasons the name “Scailex Corporation Ltd.” is not approved or feasible, our Board of Directors will be authorized to select our new company name. At the Meeting, the shareholders will be asked to approve the amendment to our Memorandum and Articles of Association respectively. If so approved by our shareholders, we will amend and restate our Memorandum and Articles of Association accordingly.

        Proposal 3

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the name of Scitex Corporation Ltd. be, and the same is hereby, changed in English to:
Scailex Corporation Ltd.
and in Hebrew to:
[the name in Hebrew characters appears here]
or such other name selected and approved by the Board of Directors; and that the Company’s Memorandum and Articles of Association will be amended and restated accordingly.”

        Approval of the above resolution to change our corporate name will require the affirmative vote of not less than 75% of the ordinary shares present at the meeting, in person or by proxy, and voting on the resolution. As part of the terms of the transaction, Discount and Clal, holding an aggregate of approximately 49.13% of Scitex’s outstanding shares carrying voting rights, have agreed to vote their shares in favor of the above resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – AMENDMENT TO ARTICLE 70 OF THE COMPANY’
SARTICLES OF ASSOCIATION

        In March 2005, the Companies Law was amended. Among the provisions affected were those relating to indemnification of directors and other office holders. Prior to the March 2005 amendments, the Companies Law authorized a company, subject to certain limitations, to indemnify an officer or director of the Company by reason of acts or omissions committed in his or her capacity as an officer or director of the Company for:

— a financial obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and

— reasonable litigation expenses, including attorney’s fees, expended by an officer or director or charged to him or her by a court: (a) in a proceeding instituted against him or her by or on behalf of the Company or by another person, (b) in a criminal charge from which he or she was acquitted, or (c) in criminal proceedings in which he or she was convicted of a crime which does not require proof of criminal intent.

        The March 2005 amendment added an additional category of indemnifiable expenses: reasonable litigation expenses, including attorney’s fees, expended by the officer or director as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent.

        A company may indemnify an officer or director after the fact, to the extent it is approved by the audit committee, board of directors and shareholders. With respect to undertakings to indemnify in the future, the Companies Law prior to the March 2005 amendment required that the undertaking be limited to types of occurrences which, in the opinion of the company’s board of directors, can be foreseen and to an amount the board of directors has determined is reasonable under the circumstances. The March 2005 amendment modifies this condition. It limits indemnification to occurrences deemed foreseeable by the board of directors in light of the actual activities of the company at the time the undertaking to indemnify is entered into. In addition, in lieu of limiting the indemnification to a maximum amount, the limit can be based on specified criteria. Finally, the undertaking must set forth the events deemed foreseeable by the board of directors and the maximum amount or criteria that the board of directors has determined to be reasonable under the circumstances. The March 2005 amendment applies these conditions only to financial obligations imposed by a court judgment, settlement or court-approved arbitration award but not to expenses incurred.

        In light of these amendments, our board of directors has approved, subject to the approval of our shareholders, an amendment to Article 70(c) of our Articles of Association in order to more accurately reflect the current provisions of the Companies Law and which will permit us to continue to indemnify our directors and office holders to the fullest extent permitted by law.

        The full text of Article 70 of our Article of Association, marked to show the extent of the proposed amendment, is set forth in Appendix A to this Proxy Statement.

        Proposal 4

        It is proposed that at the meeting the following resolution will be adopted:

“RESOLVED, that Article 70(c) of the Articles of Association of the Company be, and it hereby is, replaced in its entirety with the following:

    (c)        Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his or her capacity as an Office Holder, as follows:

(i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court;

    (ii)        reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

    (iii)        reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

The Company may (aa) undertake in advance to indemnify an Office Holder as aforesaid, provided that, in respect of Article 70(c)(i), the undertaking is limited to events which in the opinion of the Board of Directors are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (bb) indemnify an Office Holder as aforesaid following a determination to this effect made by the Company after the occurrence of the event in respect of which such Office Holder will be indemnified.”

Approval of the above resolution to amend our Articles of Association will require the affirmative vote of not less than 75% of the ordinary shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our current directors may be deemed to be “controlling shareholders,” the above proposal will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in the Company.

        For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s immediate family (or spouses thereof) or a personal interest of an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, or owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in the Company. Clal, Discount (and their subsidiaries) and Clal Batucha may be deemed to have a personal interest in this resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 –REVISED TERMS OF INDEMNIFICATION OF DIRECTORS AND
OTHER OFFICE HOLDERS

        At the Annual General Meeting of Shareholders held on April 25, 2004, our shareholders ratified and approved terms of indemnification for our directors and other office holders. In light of the amendments to the Companies Law referred to in Item 4 above, our audit committee and board of directors have approved revised terms of indemnification for our directors and other office holders as described below, subject to the approval by the shareholders of the amendment to our Articles of Association proposed in Item 4. Our Audit Committee and Board of Directors believe that providing indemnification to directors is an important factor in attracting and retaining highly-qualified individuals to serve on the Company’s Board of Directors and in motivating such individuals to devote their maximum efforts toward the advancement of the Company.

        The terms of indemnification are contained in an Indemnification Letter provided by us to each director or other office holder and acknowledged by him or her. Appendix B to this Proxy Statement sets forth the substantial form of the proposed revised Indemnification Letter, marked to show the extent of the proposed amendments. In particular, the revisions to the Indemnification Letter will allow us to provide indemnification in connection with certain regulatory investigations and proceedings.

        Under the Companies Law, the indemnification of directors requires the approval of our audit committee, followed by our board of directors and then by our shareholders.

        If the amendment to our Articles of Association proposed in Item 4 above or the proposed amendments to the Indemnification Letter are not approved, the existing Indemnification Letters (which have been previously approved by shareholders) will continue to be in effect.

        Proposal 5

        It is proposed that at the meeting the following resolution will be adopted (subject to prior adoption of the resolution to amend our Articles of Association proposed in Item 4 above):

“RESOLVED, to approve, ratify and clarify the Company’s authority to indemnify each director and other office holders of the Company, who may serve the Company from time to time (whether or not he or she may be deemed to be a controlling shareholder), to the fullest extent permitted by law, and to provide him or her with the Indemnification Letter substantially in the form attached as Appendix B to the Company’s Proxy Statement for its 2005 Annual General Meeting.”

Approval of the above resolution will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting on the resolution. However, since one or more of our current directors, or our future directors, may be deemed, from time to time, to be “controlling shareholders” and/or the provision of the said indemnification with respect to certain directors may be deemed an extraordinary transaction in which a “controlling shareholder” has a personal interest, the above proposal, solely as regards such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares of such non-interested shareholders voted against such matter does not exceed 1% of the voting rights in the Company. If the said resolution is approved but neither of these special voting provisions is satisfied, the existing Indemnification Letters will continue to be in effect with respect to those directors for whom such special voting provisions were required, but the proposed amendments to the Indemnification Letters shall apply to all other directors.

For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter (see Item 4 above for the definition of “personal interest”). Clal, Discount (and their subsidiaries) and Clal Batucha may be deemed to have a personal interest in this resolution.

        The Board of Directors recommends a vote FOR approval of this proposed resolution.

ITEM 6 – SPECIAL BONUS TO OUR CHIEF EXECUTIVE OFFICER

        We currently own approximately 77.1% of Scitex Vision Ltd.‘s outstanding share capital and each of Discount and Clal, our principal shareholders, own approximately 7.2%. In connection with the sale of the business of Scitex Vision to Hewlett-Packard (see Item 3) for approximately $230 million in cash, our Audit Committee and Board of Directors have approved the grant of a special cash bonus in the amount of $168,600 to Mr. Raanan Cohen, our Chief Executive Officer and a member of our Board. In addition to the bonus to be paid by Scitex, each of Discount and Clal will pay Mr. Cohen a bonus in an amount of $15,700. These amounts reflect the respective proportional holdings of Scitex, Clal and Discount in Scitex Vision. The overall bonus amount to be paid to Mr. Cohen is $200,000. Our Board of Directors believes that the payment of the bonus to Mr. Cohen is appropriate in light of his contribution and involvement in the successful sale of Scitex Vision.

        Pursuant to the Companies Law, the terms of compensation for directors of a public company, such as Scitex, require approval of the audit committee, board of directors and shareholders, in that order. Since Mr. Cohen is a director of Scitex, at the Annual General Meeting, the shareholders will be asked to approve the said bonus.

        Proposal 6

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the payment of the cash bonus to Mr. Raanan Cohen as described in the Company’s Proxy Statement for its 2005 Annual General Meeting be, and it hereby is, approved.”

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 7 – RE-APPOINTMENT OF INDEPENDENT AUDITORS AND FIXING THEIR REMUNERATION

        Kesselman & Kesselman (a member of PricewaterhouseCoopers International Limited), Certified Public Accountants (Israel), serve as independent auditors of Scitex. Kesselman &Kesselman, and other accountants affiliated with PricewaterhouseCoopers, also serve as auditors of our subsidiaries. They have no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and some other non-audit related services. Our audit committee and board of directors approved the re-appointment and believe that the independence of Kesselman & Kesselman is not affected by such limited non-audit function.

        At the Annual General Meeting, the shareholders will be asked to approve the re-appointment of Kesselman & Kesselman as our independent auditors and to authorize our board of directors to delegate to our audit committee the authority to fix their compensation. With respect to the year 2004, we paid PricewaterhouseCoopers International Limited (including Kesselman & Kesselman) approximately $390,000 for auditing services and $180,000 for tax related services.

        A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

        Proposal 7

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, that the reappointment of the Kesselman & Kesselman, as independent auditors of the Company until immediately following the next annual general meeting of shareholders be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

        Approval of the above resolution will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution.

        The board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 8 – DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        At the Annual General Meeting, the Auditors’ Report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2004, will be presented for discussion, as required by the Companies Law. The said Auditors’ Report and Consolidated Financial Statements, as well as our annual report on Form 20-F (filed with the Securities and Exchange Commission on June 30, 2005, as amended on September 20, 2005), may be viewed on our website – www.scitex.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. None of the Auditors’ Report, the Consolidated Financial Statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        A representative from Kesselman & Kesselman is expected to be present at the meeting and available to respond to appropriate questions from shareholders.

        This item will not involve a vote of the shareholders.

By order of the Board of Directors, AMI EREL Chairman of the Board of Directors

RAANAN COHEN Interim President & Chief Executive Officer

        Dated: December 1, 2005

APPENDIX A

TEXT OF ARTICLE 70 OF THE COMPANY’S ARTICLES OF ASSOCIATION
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

70.	Exculpation, Indemnity and Insurance

    (a)        For purposes of these Articles, the term “Office Holder” shall mean every Director and every officer of the Company, including, without limitation, each of the persons defined as “Nosei Misra” in the Companies Law.

    (b)        Subject to the provisions of the Companies Law, the Company may prospectively exculpate an Office Holder from all or some of the Office Holder’s responsibility for damage resulting from the Office Holder’s breach of the Office Holder’s duty of care to the Company.

    (c)        Subject to the provisions of the Companies Law, the Company may indemnify an Office Holder in respect of an obligation or expense specified below imposed on the Office Holder in respect of an act performed in his or her capacity as an Office Holder, as follows:

(i) a financial obligation imposed on him or her in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court;

    (ii)        reasonable litigation expenses, including attorney’s fees, expended by the Office Holder as a result of an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the Office Holder and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

    (iii)        reasonable litigation expenses, including attorneys’ fees, expended by an Office Holder or charged to the Office Holder by a court, in a proceeding instituted against the Office Holder by the Company or on its behalf or by another person, or in a criminal charge from which the Office Holder was acquitted, or in a criminal proceeding in which the Office Holder was convicted of an offense that does not require proof of criminal intent.

        The Company may (aa) undertake in advance to indemnify an Office Holder as aforesaid, provided that, in respect of Article 70(c)(i), the undertaking is limited to ~~categories of~~ events which in the opinion of the Board of Directors ~~can be foreseen~~ are foreseeable in light of the Company’s actual operations when the undertaking to indemnify is given, and to an amount or criteria set by the Board of Directors as reasonable under the circumstances, and further provided that such events and amount or criteria are set forth in the undertaking to indemnify and (bb) indemnify an Office Holder as aforesaid following a determination to this effect made by the Company after the occurrence of the event in respect of which such Office Holder will be indemnified.

     (d)        Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of all or part of the liability of any Office Holder imposed on the Office Holder by reason of an act performed in his or her capacity as an Office Holder, in respect of each of the following:

(i) a breach of his or her duty of care to the Company or to another person;

     (ii)        a breach of his or her duty of loyalty to the Company, provided that the Office Holder acted in good faith and had reasonable cause to assume that such act would not prejudice the interests of the Company;

A-1

(ii) a financial obligation imposed on him or her in favor of another person.

    (e)        The provisions of Article 70 above are not intended, and shall not be interpreted, to restrict the Company in any manner in respect of the procurement of insurance and/or in respect of indemnification for and/or exculpating from liability (i) in connection with any person who is not an Office Holder, including, without limitation, any employee, agent, consultant or contractor of the Company who is not an Office Holder, and/or (ii) in connection with any Office Holder to the extent that such insurance and/or indemnification is not specifically prohibited under law; provided that the procurement of any such insurance and/or the provision of any such indemnification for and/or such exculpating from liability shall be approved by the Audit Committee of the Company.

A-2

APPENDIX B

INDEMNIFICATION LETTER
(Changes shown: proposed new text is underlined, text proposed to be deleted is struck-through)

Text of Indemnification Letter from the Company to its Directors and other Office Holders to be acknowledged by the recipient

WHEREAS, it is in the best interest of Scitex Corporation Ltd. (the “Company”) to retain and attract as directors, officers and/or employees the most capable persons available, and such persons are becoming increasingly reluctant to serve publicly-held companies unless they are provided with adequate protection through insurance and indemnification in connection with such service; and

WHEREAS, you have been appointed a director, officer and/or employee of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification to the fullest extent permitted by law;

NOW, THEREFORE, in consideration of your continuing to serve the Company, the parties agree as follows:

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of the following:

1.1	any financial obligation imposed on you in favor of another person by a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; ~~and~~

1.2	all reasonable litigation expenses, including attorney’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

1.3	all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings in which you are convicted of a crime which does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as an a director, officer and/or employee of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of directors’ meetings, of a company not controlled by the Company but where your appointment as such a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of your duty of loyalty;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3	An action taken or not taken with the intent of unlawfully realizing personal gain;

2.4	A fine or penalty imposed upon you for an offense; and

2.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime, which requires criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The indemnification will be limited to the expenses mentioned in paragraph 1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith. The Company’s board of directors determined that the following matters are foreseeable in light of the Company’s actual operations on the date hereof:

5.1	The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2	Occurrences resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad, including without derogating from the generality of the foregoing, fraudulent disclosure claims, failure to comply with securities law disclosure rules and other claims relating to relationships with investors and the investment community;

5.3	Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8	Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products, including product liability claims;

5.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not;

5.12	Anti-competitive acts and acts of commercial wrongdoing;

5.13	Acts in regard of invasion of privacy including, without limitation, with respect to databases and acts in regard of slander; and

5.14	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

6.	The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed an amount equal to US$100 million, or such greater sum as shall, from time to time, be approved by the shareholders of the Company, following approval (where required under the Companies Law 5759-1999) by the Audit Committee and Board of Directors of the Company.

7.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in paragraph 6 above.

8.	Subject to the provisions of paragraphs 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events that you suspect may give rise to the initiation of legal proceedings against you.

10.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

10.3	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4	If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.5	The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.6	If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.	If for the validation of any of the undertakings in this Letter of Indemnification any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above.

13.	If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings that will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

15.	This Letter of Indemnification cancels any preceding letter of indemnification that may have been issued to you.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

SCITEX CORPORATION LTD.

PROXY FOR THE 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON DECEMBER 29, 2005
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

        The undersigned hereby constitutes and appoints AMI EREL, RAANAN COHEN and YAHEL SHACHAR and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the Ordinary Shares of Scitex Corporation Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on November 28, 2005, at the 2005 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the conference rooms of the IDB Group at Azrieli Center, Triangular Tower, 41st Floor, Tel Aviv, Israel, on December 29, 2005 at 12:00 noon (Israel time), and at any and all adjournments thereof on the following matters, which are more fully described in the Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

The undersigned acknowledges receipt of the Notice of 2005 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made, the Proxy will be voted FOR each proposal (including to indicate that the shareholder DOES NOT have a personal interest in proposals 4. or 5.). Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

SCITEX CORPORATION LTD.

December 29, 2005

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

iPlease detach along perforated line and mail in envelope.i

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE OUTSIDE DIRECTOR AND ALL OTHER DIRECTORS LISTED
AND "FOR" PROPOSALS 3 THROUGH 7.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLACK OR BLUE INK AS SHOWN HERE ☒
					FOR	AGAINST	ABSTAIN
		1.	To elect Yoav Biran as an Outside Director.		☐	☐	☐
		2.	To elect eight other directors
			i.	Ami Erel	☐	☐	☐
			ii.	Raanan Cohen	☐	☐	☐
			iii.	Shimon Alon	☐	☐	☐
			iv.	Avraham Asheri.	☐	☐	☐
			v.	Avraham Fischer	☐	☐	☐
			vi.	Shay Livnat	☐	☐	☐
			vii.	Ophira Rosolio-Aharonson	☐	☐	☐
			viii	Nachum Shamir	☐	☐	☐
		3.	To approve the change of name of the Company.		☐	☐	☐
		4.	To approve an amendment to Article 70 of the Company's Articles of Association (See also 5A below.)		☐	☐	☐
		5.	To approve revised terms of indemnification of the Company's directors and other office holders. (See also 5A below.)		☐	☐	☐
		5A.	I DO NOT have a personal interest in proposals 4. or 5. (If you do not have a personal interest, mark the "FOR" box. If you have a personal interest, mark the "AGAINST" box.)		☐	☐
To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	6	To approve a special bonus to the Company's Chief Executive Officer.		☐	☐	☐
		7.	To reappoint independent auditors and to approve the delegation to the audit committee of the authority to fix the independent auditors' remuneration.		☐	☐	☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.